Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC reported today on its US retail sales for March 2016

FCA US LLC Reports March 2016 U.S. Sales Increased 8 Percent; Best March Sales Since 2006

•	Jeep® brand sales up 15 percent; best March sales ever

•	Jeep Compass sales up 53 percent; best March sales ever

•	Jeep Wrangler, Jeep Renegade and Jeep Cherokee post best March sales ever

•	Dodge brand sales up 11 percent; Dodge Journey logs best March sales ever

•	Ram pickup truck, Ram ProMaster and Ram ProMaster City post best March sales ever

Auburn Hills, Mich., April 1, 2016 - FCA US LLC today reported U.S. sales of 213,187 units, a 8 percent increase compared with sales in March 2015 (197,261 units), and the group’s best March sales in a decade.

The Jeep®, Dodge and Ram Truck brands each posted year-over-year sales gains in March compared with the same month a year ago. The Jeep brand’s 15 percent increase was the largest sales gain of any FCA US brand during the month.

“Strong Jeep and Ram brand sales gave us a fast start to the important spring selling season and extended our year-over-year monthly sales gains to six full years,” said Reid Bigland, Senior Vice President - Sales, FCA - North America. “As consumers continue to shift their buying preference towards utility vehicles and trucks, they are walking directly into the FCA wheelhouse.”

Eight FCA US vehicles set records in the month of March, including the Jeep Compass, which posted its best March sales ever. In addition, Dodge Journey, the Ram pickup truck, Ram ProMaster Van, Ram ProMaster City, Jeep Wrangler, Jeep Cherokee and Jeep Renegade each posted their best March sales ever. On the brand side, the Jeep brand recorded its best March sales ever.

FCA US finished the month of March with an 82-day supply of inventory (644,474 units). U.S. industry sales figures for March are internally projected at an estimated 17.1 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales were up 15 percent in March, the brand’s best March sales ever and its 30th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. Sales of the Jeep Compass were up 53 percent, its best March sales ever. In addition, the Jeep Wrangler, Jeep Cherokee and Jeep Renegade each recorded their best March sales ever. Sales of the Jeep Grand Cherokee were up 10 percent for its best March sales in 11 years. Sales of the Jeep Renegade, the newest entry in the brand’s product lineup, were up 837 percent in its first month of year-over-year comparisons. The Jeep brand expanded its Grand Cherokee lineup with the introduction of a new Trailhawk model - the most capable factory-produced Grand Cherokee ever - at last month’s New York International Auto Show. The brand also introduced the 2017 Grand Cherokee Summit, bringing a new exterior appearance, a plush new interior and even more standard premium features to consumers looking for the ultimate premium full-size SUV.

Dodge Brand
Dodge brand sales were up 11 percent last month, the brand’s best March sales since 2014 and its fourth-consecutive month of year-over-year sales gains. Sales of the Dodge Journey were up 8 percent, its best March sales ever. In addition, the Dodge Charger, Dodge Grand Caravan minivan, Dodge Viper, and Dodge Durango each posted year-over-year sales gains in March. The Grand Caravan’s 117 percent increase was the largest percentage sales gain of any Dodge brand vehicle in the month and its best March sales since 2014. The Durango’s 25 percent increase was its best March sales performance since 2005. Following an enthusiastic reception from its Hellcat and SRT owners, the Dodge brand is expanding the popular Go Mango heritage exterior paint color to its entire Charger and Challenger lineups.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup, Ram ProMaster and Ram ProMaster City, were up 11 percent in March, the brand’s best March sales since 2004. Ram pickup truck, Ram ProMaster and Ram ProMaster City each logged its best March sales ever. The Ram Truck brand last month unveiled the 2016 Ram 1500 Yellow Rose of Texas edition, a new, Texas-only addition to its half-ton lineup, at the Dallas-Fort Worth Auto Show. The Yellow Rose of Texas edition, which is distinguished by its Stinger Yellow paint package, will be offered in half-ton 4x2 and 4x4 crew cab versions of the Ram 1500 Lone Star. Ram Lone Star models are exclusive to the Texas retail sales market.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 148 percent in March, the minivan’s best March sales in nine years. Chrysler 300 sales were up 21 percent, the full-size sedan’s best March sales since 2012. Chrysler brand sales were down 13 percent in March, compared with the same month a year ago. The all-new 2017 Chrysler Pacifica minivan will begin arriving in Chrysler dealerships this month, followed by the Pacifica Hybrid in the fall. The Pacifica delivers unparalleled levels of functionality, versatility, technology and bold styling - all at a price that bests key competitors. The 2017 Chrysler Pacifica lineup features five highly-equipped models, starting at $28,595 U.S. Manufacturer’s Suggested Retail Price (MSRP), not including destination.

FIAT Brand
FIAT brand sales, which include the Fiat 500, Fiat 500L and 500X, were down 24 percent in March, compared with the same month a year ago. The 2017 Fiat 124 Spider Elaborazione Abarth is the latest addition to the Fiat 124 Spider lineup, offering added performance features for a sportier, more spirited driving experience. The 124 Spider Elaborazione Abarth was revealed last month during the New York International Auto Show. After a thorough, in-depth evaluation by the staff at Autotrader.com, the 2016 Fiat 500X earned a Must Test Drive award in March.

FCA US LLC Sales Summary March 2016

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	8,282	5,420	53%	20,574	14,406	43%
Patriot	9,837	11,849	-17%	28,747	29,692	-3%
Wrangler	17,710	17,524	1%	41,741	42,118	-1%
Cherokee	19,170	19,033	1%	49,534	48,213	3%
Grand Cherokee	18,506	16,815	10%	47,050	43,377	8%
Renegade	8,832	943	837%	21,951	943	2228%
JEEP BRAND	82,337	71,584	15%	209,597	178,749	17%
200	6,176	19,190	-68%	17,973	49,152	-63%
300	6,474	5,359	21%	15,917	12,907	23%
Town & Country	13,586	5,489	148%	31,616	19,874	59%
CHRYSLER BRAND	26,236	30,038	-13%	65,506	81,933	-20%
Dart	5,349	9,572	-44%	16,868	25,115	-33%
Avenger	0	186	-100%	0	647	-100%
Charger	9,817	8,828	11%	27,746	26,218	6%
Challenger	5,369	6,110	-12%	16,039	15,957	1%
Viper	52	50	4%	138	175	-21%
Journey	9,986	9,222	8%	26,421	23,982	10%
Caravan	12,925	5,960	117%	33,712	16,918	99%
Durango	7,651	6,121	25%	19,585	14,499	35%
DODGE BRAND	51,149	46,049	11%	140,509	123,511	14%
Ram P/U	44,874	41,595	8%	113,367	101,511	12%
Cargo Van	0	582	-100%	1	2,623	-100%
ProMaster Van	3,302	2,342	41%	8,394	5,549	51%
ProMaster City	1,814	504	260%	4,551	723	529%
RAM BRAND	49,990	45,023	11%	126,313	110,406	14%
Alfa 4C	53	73	-27%	169	217	New
ALFA BRAND	53	73	New	169	217	New
500	1,490	3,276	-55%	3,778	7,995	-53%
500L	533	1,218	-56%	1,267	3,043	-58%
500X	1,399	0	New	3,964	0	New
FIAT BRAND	3,422	4,494	-24%	9,009	11,038	-18%

TOTAL FCA US LLC	213,187	197,261	8%	551,103	505,854	9%

TOTAL CAR	34,780	52,644	-34%	98,628	138,383	-29%
TOTAL TRUCK	178,407	144,617	23%	452,475	367,471	23%

Method of Determining Monthly Sales.   FCA US’s reported vehicle sales represent sales of its vehicles to retail and fleet customers as well as limited deliveries of vehicles to its officers, directors, employees and retirees.  Sales from dealers to customers are reported to FCA US by dealers as sales are made on an ongoing basis through a new vehicle delivery reporting system which then compiles the reported data as of the end of each month.  Sales through dealers do not necessarily correspond to reported revenues which are based on the sale and delivery of vehicles to the dealers.  In certain limited circumstances where sales are made directly by FCA US, such sales are reported through its management reporting system.

This press release contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures and other effects from and in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties. “The Group” as used herein refers to Fiat Chrysler Automobiles N.V. (the “Company“) together with its subsidiaries, or any one or more of them, as the context may require.

Any forward-looking statements contained in this press release speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For additional information:
Berj M. Alexanian
Tel.: +1-248-512-0364
Cell.: +1-248-766-9116
berj.alexanian@fcagroup.com
www.fcagroup.com